[Letterhead of Cravath, Swaine & Moore LLP]

September 27, 2019

VIA EDGAR

Mses. Susan Block and Laura Nicholson
Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	New Media Investment Group Inc. Registration Statement on Form S-4 Filed August 29, 2019 File No. 333-233509

Dear Mses. Block and Nicholson:

This letter is submitted on behalf of New Media Investment Group Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated September 16, 2019 with respect to the above referenced registration statement on Form S-4 filed with the Commission on August 29, 2019 (the “Form S-4”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Form S-4 (the “Amendment No. 1”), which will include changes in response to the Staff’s comments.

In this letter, each of the Staff’s comments is indicated in bold, followed by the Company’s responses thereto. Page number references in the responses below are to the page numbers of Amendment No. 1 as filed on EDGAR. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in Amendment No. 1.

Mses. Block and Brown
Division of Corporation Finance
Office of Transportation and Leisure
September 27, 2019

Risk Factors

New Media’s and Gannett’s respective certificates of incorporation designate the Delaware Court of Chancery, page 27

1.
We note that New Media Investment Group Inc.’s forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 208 of Amendment No. 1 to clarify that the Company’s forum selection provision is not intended to apply to claims arising under the Securities Act and the Exchange Act.

2.
Please revise to clarify the forum selected in New Media’s exclusive forum provision. In that regard, your risk factor disclosure suggests that “a state court located within the state of Delaware” or the federal district court for the District of Delaware are alternative courts selected, but such other courts are not referenced in New Media’s exclusive forum provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of Amendment No. 1 to clarify that the Company’s forum selection provision provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain matters.

****

Mses. Block and Brown
Division of Corporation Finance
Office of Transportation and Leisure
September 27, 2019

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at (212) 474-1876.

Sincerely,

/s/ Damien R. Zoubek, Esq.
Damien R. Zoubek, Esq.

cc:

Cameron MacDougall, Esq.
Ivy Hernandez, Esq.
Fortress Investment Group LLC
1345 Avenue of the Americas, 45th floor
New York, NY 10105

Katherine D. Ashley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC 20005
(202) 371-7000

Martin W. Korman, Esq.
Douglas K. Schnell, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304